BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2019

Name of applicant:RELX PLC

Name of scheme:RELX Group plc 2013 SAYE Share Option Scheme

Period of return:From: 1 January 2019To: 30 June 2019

Balance of unallotted securities under scheme(s) from previous return: 197,829

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):  1,000,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 68,661

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 1,129,168

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2019

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2003

Period of return:From: 1 January 2019To: 30 June 2019

Balance of unallotted securities under scheme(s) from previous return: 1,130,383

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 623,785

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 506,598

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2019

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2013

Period of return:From: 1 January 2019To: 30 June 2019

Balance of unallotted securities under scheme(s) from previous return: 943,471

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 1,000,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 1,068,228

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 875,243

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2019

Name of applicant:RELX PLC

Name of scheme:The RELX PLC Convertible Debenture Scheme

Period of return:From: 1 January 2019To: 30 June 2019

Balance of unallotted securities under scheme(s) from previous return: 1,501,205

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):  Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 234,058

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 1,267,147

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528